Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Social Capital Hedosophia Holdings Corp. (the “Company”) on Form S-1 of our report dated May 25, 2017 (except for Note 8 as to which the date is August 23, 2017), which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Social Capital Hedosophia Holdings Corp. as of May 10, 2017 and for the period from May 5, 2017 (inception) through May 10, 2017, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp
New York, NY
August 23, 2017